Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2015

NEWS RELEASE

Financial Highlights

•	Net sales increased 9% sequentially to $95.4 million[1] from $87.2 million in 2Q15

•	Gross margin (non-GAAP2) increased to 51.6% from 51.0% in 2Q15

•	Operating expenses (non-GAAP) increased to $25.8 million from $22.9 million in 2Q15

•	Operating margin (non-GAAP) decreased to 24.5% from 24.8% in 2Q15

•	Diluted earnings per ADS (non-GAAP) increased to $0.57 from $0.51 in 2Q15

Business Highlights

•	Highest quarterly revenue in our corporate history

•	Client SSD controller sales increased over 40% sequentially to account for 20% of total revenue, up from 15% last quarter

•	Began shipping to SK Hynix our eMMC controller that can manage TLC flash

•	Secured two additional automotive OEMs for our Ferri embedded storage solution

•	Began shipping Shannon Systems enterprise-grade PCIe SSDs to two new customers in China: one of the largest e-commerce companies and a leading payment service provider

TAIPEI, Taiwan, October 29, 2015 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2015. For the third quarter, net sales increased sequentially to $95.4 million from $87.2 million in the second quarter. Net income (non-GAAP) increased sequentially to $20.1 million or $0.57 per diluted ADS from a net income (non-GAAP) of $17.8 million or $0.51 per diluted ADS in the second quarter.

GAAP net income for the third quarter decreased to $13.2 million or $0.38 per diluted ADS from a GAAP net income of $18.2 million or S$0.53 per diluted ADS in the second quarter.

[1]	Unless otherwise noted, $ is the U.S. dollar.
[2]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Third Quarter 2015 Review

“Our third quarter sales grew by 9% sequentially, led by robust sales of our Embedded Products which grew approximately 25%, accounting for more than 60% of our total sales in the quarter,” said Wallace Kou, President and CEO, Silicon Motion. “Within our Embedded Products, our client SSD controller sales grew over 40% sequentially as our sales to two NAND flash partners and many module maker customers continued to expand and now represent approximately 20% of total sales. Our Embedded Product sales also grew because our eMMC controller sales rebounded due to increased orders from SK Hynix for new smartphone OEM design-wins and we began consolidating sales of Shannon Systems enterprise-grade SSDs.”

Sales

(in millions, except percentages)	3Q 2015		2Q 2015		3Q 2014
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$80.9	85%	$70.8	81%	$72.2	83%
Sequential growth	14%		11%		23%
Mobile Communications**	$12.5	13%	$14.4	17%	$12.6	15%
Others	$2.0	2%	$2.0	2%	$1.8	2%
Total Revenue	$95.4	100%	$87.2	100%	$86.6	100%
Sequential growth	9%		8%		25%

*	Mobile Storage products include Embedded Storage products (eMMC and SSD controllers and Ferri and Shannon storage solutions) and Expandable Storage products (SD and USB flash drive controllers).
**	Mobile Communications products include LTE transceivers and mobile TV ICs.

Key Financial Results

(in millions, except percentages and per ADS amounts)	Non-GAAP			GAAP
	3Q 2015	2Q 2015	3Q 2014	3Q 2015	2Q 2015	3Q 2014
Revenue	$95.4	$87.2	$86.6	$95.4	$87.2	$86.6
Sequential growth	9%	8%	25%	9%	8%	25%
Gross profit	$49.2	$44.5	$45.8	$49.1	$44.5	$45.7
Percent of revenue	51.6%	51.0%	52.9%	51.5%	51.0%	52.8%
Operating expenses	$25.8	$22.9	$22.1	$29.7	$23.4	$26.7
Operating income	$23.4	$21.6	$23.7	$19.4	$21.1	$19.0
Percent of revenue	24.5%	24.8%	27.3%	20.4%	24.2%	21.9%
Earnings per ADS (diluted)	$0.57	$0.51	$0.59	$0.38	$0.53	$0.43

Other Financial Information

(in millions)	3Q 2015	2Q 2015	3Q 2014
Cash and cash equivalents, and short-term investments	$183.7	$201.6	$165.2
Capital Expenditures	$4.6	$2.9	$6.1
Dividend payments	$5.2	$5.1	$5.1

During the third quarter, we had $4.6 million of capital expenditures, with $2.3 million spent on the purchase of additional facilities and $2.3 million for the purchase of software and design tools. We paid $20.8 million as part of our payments for the acquisition of Shannon Systems.

Our third quarter cash flows were as follows:

3 months ended September 30, 2015

(In $ millions)

Net income	13.2
Depreciation & amortization	2.3
Changes in operating assets and liabilities	(6.9)
Others	4.9

Net cash provided by (used in) operating activities	13.5

Acquisition of property and equipment	(4.6)
Acquisition of Shannon	(20.8)
Others	(0.1)

Net cash provided by (used in) investing activities	(25.5)

Dividend	(5.2)
Others	0.1

Net cash provided by (used in) financing activities	(5.1)

Effects of changes in foreign currency exchange rates on cash	(0.8)

Net increase (decrease) in cash and cash equivalents	(17.9)

Returning Value to Shareholders

On July 27, 2015 the Board of Directors of the Company declared a $0.15 per ADS quarterly dividend. On August 26, we recorded $5.2 million as dividend payments to our shareholders.

Business Outlook

“We expect our fourth quarter revenue to increase modestly as robust Embedded Storage sales growth is offset by slower sales of our Specialty RF ICs and Expandable Storage products,” said Wallace Kou, President and CEO, Silicon Motion. “In the fourth quarter, we expect strong growth from our client SSD controller and Shannon enterprise-grade PCIe SSD sales and stable eMMC controller sales.”

For the fourth quarter of 2015, management expects:

•	Revenue to increase 0% to 3% sequentially

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately $25 to $27 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 29, 2015.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 5521 2062

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 5521 2062

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•	Acquisition costs consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

•	Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2014 ($)	Jun. 30, 2015 ($)	Sep. 30, 2015 ($)
Net Sales	86,561	87,213	95,397
Cost of sales	40,885	42,729	46,285

Gross profit	45,676	44,484	49,112
Operating expenses
Research & development	17,728	15,893	19,628
Sales & marketing	4,724	4,183	5,545
General & administrative	4,230	3,276	3,994
Amortization of intangibles assets	—	—	526

Operating income	18,994	21,132	19,419
Non-operating income (expense)

Gain on sale of investments	1	1	—
Interest income, net	466	503	506
Foreign exchange gain (loss), net	(375)	229	220
Others, net	—	8	4

Subtotal	92	741	730

Income before income tax	19,086	21,873	20,149
Income tax expense	4,465	3,648	6,965

Net income	14,621	18,225	13,184

Basic earnings per ADS	$0.43	$0.53	$0.38
Diluted earnings per ADS	$0.43	$0.53	$0.38
Margin Analysis:
Gross margin	52.8%	51.0%	51.5%
Operating margin	21.9%	24.2%	20.4%
Net margin	16.9%	20.9%	13.8%
Additional Data:
Weighted avg. ADS equivalents[3]	33,803	34,431	34,726
Diluted ADS equivalents	34,302	34,654	34,941

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2014 ($)	Jun. 30, 2015 ($)	Sep. 30, 2015 ($)
GAAP net income	14,621	18,225	13,184
Stock-based compensation:
Cost of sales	109	2	88
Research and development	2,798	176	2,118
Sales and marketing	738	78	601
General and administrative	665	24	616

Total stock-based compensation	4,310	280	3,423

Non-recurring items:
Litigation expenses	270	44	24
Acquisition costs	—	192	(6)
Amortization of intangibles assets	—	—	526
Foreign exchange loss (gain), net	1,276	(972)	2,901

Non-GAAP net income	20,477	17,769	20,052

Shares used in computing non-GAAP diluted earnings per ADS	34,636	34,686	35,273

Non-GAAP diluted earnings per ADS	$0.59	$0.51	$0.57

Non-GAAP gross margin	52.9%	51.0%	51.6%
Non-GAAP operating margin	27.3%	24.8%	24.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2014 ($)	Sep. 30, 2015 ($)
Net Sales	208,820	263,256
Cost of sales	101,319	127,737

Gross profit	107,501	135,519
Operating expenses
Research & development	43,421	51,876
Sales & marketing	11,890	14,037
General & administrative	9,945	10,710
Amortization of intangibles assets	—	526

Operating income	42,245	58,370

Non-operating expense (income)
Gain on sale of investments	3	2
Interest income, net	1,488	1,523
Foreign exchange gain (loss), net	(155)	599
Others, net	3	8

Subtotal	1,339	2,132

Income before income tax	43,584	60,502
Income tax expense	11,190	13,631

Net income	32,394	46,871

Basic earnings per ADS	$0.96	$1.36

Diluted earnings per ADS	$0.95	$1.35

Margin Analysis:
Gross margin	51.5%	51.5%
Operating margin	20.2%	22.2%

Weighted average ADS:
Basic	33,571	34,408
Diluted	34,105	34,782

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2014 ($)	Sep. 30, 2015 ($)
GAAP net income	32,394	46,871
Stock-based compensation:
Cost of sales	184	128
Research and development	4,177	3,272
Sales and marketing	1,040	942
General and administrative	917	899

Total stock-based compensation	6,318	5,241

Non-recurring items:
Litigation expenses	196	76
Acquisition costs	—	320
Amortization of intangibles assets	—	526
Foreign exchange loss (gain), net	1,077	1,356

Non-GAAP net income	39,985	54,390

Shares used in computing non-GAAP diluted earnings per ADS	34,286	34,926

Non-GAAP diluted earnings per ADS	$1.17	$1.56

Non-GAAP gross margin	51.6%	51.5%
Non-GAAP operating margin	23.4%	24.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2014 ($)	Jun. 30, 2015 ($)	Sep. 30, 2015 ($)
Cash and cash equivalents	164,445	200,910	182,984
Short-term investments	730	723	679
Accounts receivable (net)	37,152	49,992	56,432
Inventories	55,329	50,299	50,176
Refundable deposits - current	19,315	19,275	19,531
Deferred income tax assets (net)	368	24	—
Prepaid expenses and other current assets	4,032	10,760	4,244

Total current assets	281,371	331,983	314,046

Long-term investments	133	133	133
Property and equipment (net)	34,498	36,640	38,322
Goodwill and intangible assets (net)	35,474	35,463	76,528
Other assets	4,563	5,573	5,299

Total assets	356,039	409,792	434,328

Accounts payable	22,725	26,373	14,077
Income tax payable	12,097	17,215	21,791
Accrued expenses and other current liabilities	20,453	28,479	43,241

Total current liabilities	55,275	72,067	79,109
Other liabilities	6,201	8,581	8,338

Total liabilities	61,476	80,648	87,447
Shareholders’ equity	294,563	329,144	346,881

Total liabilities & shareholders’ equity	356,039	409,792	434,328

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets solutions for mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in embedded storage devices such as SSDs and eMMCs and in expandable storage devices. For the mobile communications market, our key products are LTE transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial, enterprise and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter of 2015 and full year 2015 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2015. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to successfully integrate Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2015. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com